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                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         for the month of February, 2005

                Commission file number for securities registered

                  pursuant to Section 12(b) of the Act: 0-32245

                Commission file number for securities registered

                  pursuant to Section 12(g) of the Act: 1-16269

                                 ---------------

                           AMERICA MOVIL, S.A. DE C.V.

             (Exact name of Registrant as specified in its charter)

                                 America Mobile

                 (Translation of Registrant's name into English)

          Lago Alberto 366, Colonia Anahuac, 11320 Mexico, D.F., Mexico

                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                       Form 20-F    X    Form 40-F
                                 -------           -------

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes          No   X
                                 -------    -------

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes          No   X
                                 -------    -------

  Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes          No   X
                                 -------    -------

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 (File No. 333-120819) filed on November 29, 2004, of America Movil, S.A. de C.V. and Radiomovil Dipsa, S.A. de C.V.

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


                               Recent Developments
                               -------------------

       America Movil's Consolidated Results for the Fourth Quarter of 2004
       -------------------------------------------------------------------

         The unaudited condensed consolidated financial information presented in this document is stated in constant pesos with purchasing power as of December 31, 2004. Accordingly, the unaudited condensed consolidated financial information presented in this document is not directly comparable to the audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2003 (the "2003 20-F"), because they are stated in constant pesos as of different dates. The audited consolidated financial information presented in the 2003 20-F is presented in constant pesos as of December 31, 2003.

      On January 27, 2005, we announced our results of operations for the year ended December 31, 2004. The following table sets forth summary condensed consolidated financial data of America Movil for the twelve-month periods ended December 31, 2004 and 2003.


                                      For twelve months ended December 31,
                                    ------------------------------------------
                                         2003                      2004
                                    ----------------------  ------------------
                                                  (unaudited)
                                       (millions of constant pesos as of
                                               December 31, 2004)

Operating revenues..................  Ps.  90,401              Ps. 134,747
Operating costs and expenses(1).....       71,509                  111,253
Depreciation and amortization.......       14,598                   18,595
Operating income....................       18,892                   23,494
Comprehensive financing income......        2,233                    1,907
Net income..........................       15,812                   16,513

-----------
(1) Includes depreciation and amortization expenses.


      We recorded operating revenues of Ps. 134,747 million for the year ended December 31, 2004, a 49.1% increase over 2003. This increase in revenues reflects principally subscriber growth - particularly strong in the fourth quarter of 2004 - as well as acquisitions. We had approximately 61.1 million wireless subscribers as of December 31, 2004, as compared to 54.1 million as of September 30, 2004 and 43.9 million as of December 31, 2003. As of December 31, 2004, we had approximately 28.9 million wireless subscribers in Mexico and 13.7 million wireless subscribers in Brazil, as compared to 26.8 million and 12.0 million as of September 30, 2004, respectively and 23.4 million and 9.5 million as of December 31, 2003, respectively. We experienced subscriber growth in all of our markets during 2004. In Argentina, we ended 2004 with approximately 3.6 million wireless subscribers and at December 31, 2004, we had 5.8 million wireless subscribers in Colombia. We also had 1.9 million fixed lines in Central America at December 31, 2004.

      For the year ended December 31, 2004, our operating income totaled Ps. 23,494 million, a 24.4% increase compared to the same period in 2003. As a percentage of our operating revenues, operating income during the year ended December 31, 2004 decreased to 17.4% as compared to 20.9% during the year ended December 31, 2003. The decrease in operating margin was due principally to increased subscriber acquisition costs in Argentina, Colombia and particularly Brazil and higher depreciation and amortization costs. During the year ended December 31, 2004, we reported positive operating income in all of our geographic markets, other than Brazil and Argentina. Our depreciation and amortization expenses in Brazil and Argentina have increased significantly as a result of the rollout of new GSM networks in these markets.

      We had comprehensive financing income of Ps. 1,907 million in 2004, as compared to Ps. 2,233 million in 2003. This decrease reflects a significant increase in our interest and other financial expenses, which were offset by increases in foreign exchange and monetary gains. During 2004, we recorded provisions for income tax and employee profit sharing of Ps. 8,531 million, as compared to Ps. 3,708 million in 2003. This includes a provision of Ps. 3.2 billion for deferred taxes recorded in the fourth quarter of 2004.

      For the year ended December 31, 2004, we had net income of Ps. 16,513 million. This represents a 4.4% increase in net income compared to the Ps. 15,812 million reported during the year ended December 31, 2003. Basic net income per share was Ps. 1.35 during the year ended December 31, 2004.

      At December 31, 2004, we had indebtedness of Ps. 61,459 million, of which Ps. 5,392 million (or 8.8%) was classified as short-term. In November 2004, we placed U.S.$500 million of senior notes due 2015. The notes bear interest at 5.750% and are guaranteed by Telcel. At December 31, 2004, cash and cash equivalents amounted to Ps. 16,518 million. During the year ended December 31, 2004, we used approximately Ps. 13.6 billion to pay dividends and repurchase our shares. We have accrued approximately Ps. 22.4 billion in capital expenditures during the year ended December 31, 2004, of which a portion has already been paid and a portion was included as accounts payable at December 31, 2004. Our accounts payable at December 31, 2004 amounted to Ps. 37,769 million. At December 31, 2004, we had total assets of Ps. 195,901 million, total liabilities of Ps. 118,334 million and total stockholders' equity of Ps. 77,568 million.

         The tables below summarize our consolidated results as of and for the periods set forth below:

America Movil's Income Statement (in accordance with Mexican GAAP) Millions of constant pesos as of December 31, 2004.

                                      For the three months ended,                   For the twelve months ended,
                                   -------------------------------                  -------------------------------
                                    December 31,      December 31,                   December 31,    December 31,
                                        2004              2003          % Change         2004           2003         % Change
                                   -------------     -------------      --------     -------------   -------------   --------
Service Revenues.................  Ps. 30,960       Ps.  22,814           35.7%     Ps. 110,721     Ps.  77,705        42.5%
Equipment Revenues...............       8,881             4,987           78.1%          24,026          12,696        89.2%
                                   ----------       -----------                     -----------     -----------
Total Revenues...................      39,841            27,801           43.3%         134,747          90,401        49.1%
                                   ----------       -----------                     -----------     -----------
Cost of Service..................       7,264             5,322           36.5%          26,409          19,113        38.2%
Cost of Equipment................      14,075             7,289           93.1%          39,007          20,306        92.1%
Selling, General &
Administrative Expenses..........       8,347             5,647           47.8%          27,242          17,492        55.7%
Depreciation & Amortization......       5,062             4,179           21.1%          18,595          14,598        27.4%
                                   ----------       -----------                     -----------     -----------
     Operating Costs and Expenses      34,748            22,437           54.9%         111,253          71,509        55.6%
                                   ----------       -----------                     -----------     -----------
Operating Income.................       5,093             5,364           (5.1)%         23,494          18,892        24.4%
                                   ----------       -----------                     -----------     -----------

Comprehensive Financing (Income)
Costs:

     Net Interest Expense........         792               435           82.1%           2,278           1,465        55.5%
     Other Financial Expenses....         809              (528)           n.m.*          1,210             199         n.m.*
     Foreign Exchange (Gains)          (1,830)             (332)           n.m.*         (2,197)         (1,425)       54.2%
Loss.............................
     Monetary (Gains)............      (1,011)             (884)         (14.4)%         (3,198)         (2,472)       29.4%
                                   ----------       -----------                     -----------     -----------
                                       (1,240)           (1,309)          (5.3)%         (1,907)         (2,233)      (14.6)%
                                   ----------       -----------                     -----------     -----------
Other (Income) Loss, net.........          38               860          (95.6)%            (89)          1,099      (108.1)%
Income & Deferred Taxes..........       4,576                79            n.m.*          8,531           3,708       130.1%
                                   ----------       -----------                     -----------     -----------

Net Income before Minority
Interest and Equity in Net
Results of Affiliates............       1,719             5,734          (70.0)%         16,959          16,318         3.9%
                                   ----------       -----------                     -----------     -----------
Equity in Net Results of                   26                18           44.4%              93             136       (31.6)%
Affiliates.......................
Minority Interest................          50               113          (55.8)%            353             370        (4.6)%
                                   ----------       -----------                     -----------     -----------
Net Income.......................  Ps.  1,643       Ps.   5,603          (70.7)%    Ps.  16,513     Ps.  15,812         4.4%
                                   ==========       ===========                     ===========     ===========


*n.m. = not meaningful

America Movil's Balance Sheet (in accordance with Mexican GAAP) Millions of constant pesos as of December 31, 2004.


                                        December 31, 2004     December 31, 2003       % Change
                                       -------------------   -------------------     ------------
Current Assets
Cash & Cash Equivalents..........      Ps.      16,518     Ps.        9,769              69.1%
Marketable Securities............                2,590                  836             209.8%
Accounts Receivable..............               20,808               12,007              73.3%
Other Current Assets.............                3,808                2,974              28.0%
Inventories......................               11,243                5,501             104.4%
                                       ---------------     ----------------
                                                54,967               31,087              76.8%
                                       ---------------     ----------------
Long-Term Assets

Plant, Property & Equipment......               85,056               74,855              13.6%
Investments in Affiliates........                  652                2,681             (75.7)%
Deferred Assets
Goodwill, net....................                9,523                8,445              12.8%
Trademarks & Licenses, net.......               35,028               35,441              (1.2)%
Deferred Assets..................               10,675                5,253             103.2%
                                       ---------------     ----------------

Total Assets.....................      Ps.     195,901     Ps.      157,762              24.2%
                                       ===============     ================


                                        December 31, 2004     December 31, 2003       % Change
                                       -------------------   -------------------     ------------
Current Liabilities
Short Term Debt**................      Ps.       5,392     Ps.       12,737             (57.7)%
Accounts Payable.................               37,769               20,980              80.0%
Other Current Liabilities........               12,618                8,132              55.2%
                                       ---------------     ----------------
                                                55,779              41,849               33.3%
                                       ---------------     ----------------
Long-Term Liabilities
Long Term Debt...................               56,067               39,135              43.3%
Other Long-Term Liabilities......                6,487                3,974              63.2%
                                       ---------------     ----------------
                                                62,554               43,109              45.1%
                                       ---------------     ----------------
Stockholder's Equity.............               77,568               72,804               6.5%
                                       ---------------     ----------------
Total Liabilities and Stockholder's
Equity...........................      Ps.     195,901     Ps.      157,762              24.2%
                                       ===============     ================


*   n.m. = not meaningful
**  Includes current portion of Long Term Debt

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has du1y caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   AMERICA MOVIL, S.A. DE C.V.


                                   By: /s/ Carlos Jose Garcia Moreno Elizondo
                                      ---------------------------------------
                                      Carlos Jose Garcia Moreno Elizondo
                                      Chief Financial Officer

Date:  February 8, 2005